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As filed with the Securities and Exchange Commission on July 26, 2004

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

OREGON STEEL MILLS, INC.
(Exact name of registrant as specified in its charter)

1000 S.W. Broadway, Suite 2200 Portland, Oregon 97205
Delaware	(503) 223-9228	94-0506370
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(I.R.S. Employer Identification No.)

L. Ray Adams, Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
 Carmen Calzacorta, Esq.
Schwabe, Williamson & Wyatt, P.C.
1211 S.W. Fifth Avenue, Suites 1600-1900
Portland, Oregon 97204
(503) 222-9981

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value	4,000,000 shares	$13.72(1)	$54,880,000(1)	$6,954

(1)
This estimate is based on the average of the high and low sales prices of the common stock of Oregon Steel Mills, Inc., as reported on the New York Stock Exchange on July 22, 2004 pursuant to Rule 457(c), solely for purposes of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 26, 2004

PROSPECTUS

OREGON STEEL MILLS, INC.

4,000,000 Shares of Common Stock

This prospectus relates to the offer and sale of 4,000,000 shares of common stock, $0.01 par value, of Oregon Steel Mills, Inc., a Delaware corporation. The shares will be issued to the Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust in connection with the settlement of a dispute with our union. We will not receive any proceeds from issuance of the shares. See "Plan of Distribution."

Our common stock is traded on the New York Stock Exchange under the symbol "OS." The closing sale price on July 23, 2004 as reflected on the New York Stock Exchange, was $13.73 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004

Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Oregon Steel Mills, Inc. and its subsidiaries.

OUR COMPANY

We are a minimill steel producer with one of the broadest lines of specialty and commodity steel products of any domestic minimill company. We own two steel mills and have nine finishing facilities in the Western United States and Alberta, Canada.

We are focused on serving customers operating in diverse end markets west of the Mississippi River and in Western Canada. Our geographic location enables us to capitalize on a transportation cost competitive advantage in our market and contributes to the stability of our operating results. This market typically exhibits a favorable supply / demand balance as there are few competitors producing in the geographic area. There is a significant transportation cost associated with shipping steel products from other domestic and overseas locations into our market. Our manufacturing flexibility enables us to meet demanding customer specifications in a timely fashion and actively manage our product mix in response to changes in customer demand and individual product cycles.

Through strategic acquisitions and selective capital additions, we have: (i) increased shipments of steel products from approximately 750,000 tons in 1991 to over 1.6 million tons in 2003, (ii) expanded our range of finished products from two in 1991, discrete plate and large diameter welded pipe, to nine currently by adding electric resistance welded ("ERW") pipe, rail, rod, bar, seamless pipe, coiled plate, and structural tubing, (iii) increased our emphasis on higher margin specialty steel products, and (iv) focused on our primary selling region west of the Mississippi River and Western Canada.

Our two business units are the Oregon Steel Division and the Rocky Mountain Steel Mills ("RMSM") Division.

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  The Oregon Steel Division is centered on our Portland mill, a steel minimill with a Steckel combination mill that produces steel plate and coil for the division's steel plate heat treating, structural tubing, and large diameter and ERW pipe finishing facilities. Our Portland mill is the only hot rolled steel plate mill in the 11 Western States and is focused on selling plate and coil in the core markets of the Pacific Northwest.

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  The RMSM Division consists of the steelmaking and finishing facilities of CF&I Steel, L.P. ("CF&I") located in Pueblo, Colorado. The Pueblo mill is a steel minimill which supplies steel for our rail, rod and bar, and seamless tubular finishing mills. The Pueblo mill operates the only rail facility west of the Mississippi River, and is one of only two established rail manufacturers in North America.

For 2004, we expect to ship approximately 1.75 million tons of steel products and generate approximately $1 billion in sales. The Oregon Steel Division expects to ship approximately 630,000 tons of plate and coil, 200,000 tons of welded pipe, and 60,000 tons of structural tubing. The RMSM Division expects to ship approximately 380,000 tons of rail and 482,000 tons of rod and bar products.

We were founded in 1926 by William G. Gilmore and were incorporated in California in 1928. We were reincorporated in Delaware in 1974. Our executive offices are located at 1000 SW Broadway, Suite 2200, Portland, Oregon 97205, and our telephone number is (503) 223-9228.

RISK FACTORS

You should carefully consider the following risk factors, together with other information contained or incorporated by reference in this prospectus, in evaluating whether to invest in our shares.

Risks Related to Our Business

Until recently, the steel industry had been experiencing weak demand for products, excess capacity and low prices, and if those conditions return we could be required to reduce prices for our products and our profitability could be adversely impacted.

In recent years, the steel industry has faced weakened demand, overcapacity and low prices for products, and these conditions caused a significant number of domestic companies in the steel industry to file for bankruptcy, including some that are substantially larger than us. Our operating results were affected in 2003 by, among other things, reduced demand and pricing for welded pipe products and increased pricing pressure in plate and coil products and higher scrap and energy costs. The specialty and commodity plate markets have been impacted by both new sources of domestic supply and continued imports from foreign suppliers, which have adversely affected average selling prices for our plate products. In addition, we believe that high fixed costs motivate steel producers to maintain high output levels even in the face of falling prices, thereby increasing further downward pressures on selling prices.

Demand for steel products in Asia, a weak United States dollar, high ocean freight cost, improving conditions in the manufacturing economy, and reduced United States steel production capacity have significantly reduced worldwide oversupply and excess capacity. As a result, in 2004, we, and the domestic steel industry in general, have seen significant increases in the selling price of steel products and as a result, our profitability and net revenues have significantly increased.

However, if the domestic steel industry again experiences reduced demand, overcapacity and reduced selling prices for steel products, our ability to realize our target profit margins will be impaired and our results of operations could be materially and adversely affected.

The inputs used to produce our products are subject to price fluctuations that could increase our costs of production and adversely affect our profitability.

Our principal raw material for the Pueblo mill is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars and railroad track materials and demolition scrap from obsolete structures, containers, and machines. In addition, direct-reduction iron, hot-briquetted iron, and pig iron (collectively "alternate metallics") can substitute for a limited portion of the scrap used in electric arc furnace steel production, although the sources and availability of alternate metallics are substantially more limited than those of scrap. The purchase prices for scrap and alternate metallics are affected by cyclical, seasonal, and other market factors. Prices also fluctuate on the basis of factors affecting supply, such as demand from domestic and foreign steel producers, periodic shortages, freight costs, speculation by brokers, export markets, and other conditions. Most of these factors are beyond our control. The cost of scrap and alternate metallics to us can vary significantly, and our product prices often cannot be adjusted, especially in the short-term, to recover the costs of increases in scrap and alternate metallics prices. In addition, an increase in specific utility or service costs could have an adverse effect on our margins if we are unable to pass along the higher costs to our customers.

In recent years, we purchased material quantities of steel slabs on the open market for use in the production of plate and coiled plate. Due to the closure of our melt shop, we expect steel slab purchases to represent 100% of our production needs for plate and coiled plate in 2004. We purchase steel slabs on the spot market. While we do have ongoing procurement relationships, we do not have any long-term steel slab supply agreements. The steel slab market and pricing are subject to significant volatility, and steel slabs may not be available at reasonable prices in the future or at the times and in the quantities we need to satisfy our customers. The recent increase in demand in Asia, a weak United States dollar, and the increase in ocean freight costs have added to price volatility, and we expect this situation to remain unsettled until demand in Asia stabilizes.

Supply limitations or delays, including as a result of trade tariffs or quotas or port closures, would constrain our production and could materially and adversely affect our sales and profitability.

As described above, we purchase material quantities of steel slabs on the open market for use in the production of plate and coiled plate because, following the addition of the Steckel combination mill to the Portland mill in 1998, the production of steel plate and coiled plate has exceeded the steel slab production of the Portland mill. Due to the closure of our melt shop, we expect steel slab purchases to represent 100% of our production needs for plate and coiled plate in 2004.

The imposition of tariffs pursuant to trade laws and regulations can have an adverse impact on our business by placing tariffs and tariff-rate quotas on the import of steel slabs and raising the prices of steel slabs which we require as raw material for our production. On March 5, 2002, President Bush announced temporary measures on imports of ten categories of steel products. These measures took the form of tariffs ranging from 8 to 30 percent, as well as a tariff-rate quota on steel slab. On December 4, 2003, President Bush announced his decision to terminate the safeguard measures fifteen months before the scheduled end date of March 5, 2005, but reserved the option of introducing new measures should steel imports again surge into the United States. Since the lifting of the tariffs, the United States steel industry has seen dramatic increases in both the cost of raw materials and the selling price of most steel products. Future impositions of tariffs or quotas could limit our access to steel slabs at reasonable cost, or at all, and could consequently have a material adverse effect on our production, sales levels, operating margins, and profitability.

We purchase steel slab from a number of foreign producers. Any interruption or reduction in the supply of steel slab may make it difficult or impossible to satisfy customers' delivery requirements, which could have a material adverse effect on our results of operations. Thus far in 2004, our major suppliers of steel slab have been Ispat Mexicana S.A. de C. V. of Mexico and Companhia Siderúrgica de Tubarão, a Brazilian company. Any interruption of supply from these suppliers could have a material adverse effect on our results of operations. Most of the steel slabs we purchase are delivered by ship. Any disruption to port operations, including those caused by a labor dispute involving longshoreman or terrorism, could materially impact the supply or the cost of steel slabs, which could have a material adverse effect on our production and sales levels and our profitability.

In addition, there may be interruption or limitations in supply in the future. A disruption or curtailment in the supply of any of these or other inputs could constrain our production in general or require us to reallocate resources, thereby constraining our production of more profitable products.

We service cyclical industries and generally do not have long-term contracts with our customers, and therefore any downturn in these industries could reduce our revenue and profitability.

We sell many products to cyclical industries, such as the rail transportation, construction, capital equipment, oil and gas, and durable goods segments. Their demand for our products changes as a result of economic conditions, energy prices or other factors beyond our control. For example, the demand for our rail products is impacted by seasonal demand, as dictated by the major railroads' procurement schedules. Demand for oil country tubular goods, which includes seamless pipe, can be subject to seasonal factors. Overall demand for these goods also is subject to significant fluctuations due to the volatility of the oil and gas prices and North American drilling activities, as well as other factors such as competition from imports. As a result of the volatility of the industries we serve, we may have difficulty increasing or maintaining our sales and profitability if we are not able to divert sales of our products to customers in other industries when one or more of our customers' industries is experiencing a decline.

We do not have any significant ongoing contracts with customers, and orders placed with us generally are cancelable by the customer prior to production. We do have contracts ranging from one year to three years with the major railroads, but these customers may not take delivery of their projected requirements or may terminate their contract with less than 60 days' advance notice. In addition, many of our contracts may be terminated by us or the customer before delivery of the full contracted amount.

Our product mix and levels of production and sales therefore are subject to fluctuations and curtailments in the demands of our customers for our products. For example, we made the decision to shut down our seamless pipe operation from November 2001 to April 2002, from mid-August 2002 to mid-September 2002, and from mid-November 2003 to date and the Napa pipe mill in July 2004 because of weakened demand in the oil and gas sector. Changes in our product mix can materially affect our operating results due to variation in the selling prices and profit margins of products.

Increased levels of imports could have an adverse effect on our business.

Foreign competition historically has adversely affected product prices in the United States and the tonnage sold by domestic producers. Fluctuations in the value of the United States dollar against several other currencies substantially affect the intensity of foreign competition. Foreign governments control or subsidize many foreign steel producers. Decisions by these producers concerning production and exports may be influenced, in part, by political and social policy considerations as well as by prevailing market conditions and profit opportunities. Economic and currency dislocations in foreign markets may encourage importers to target the United States with excess capacity at aggressive prices. Moreover, existing trade laws and regulations may be inadequate to prevent unfair trade practices concerning these imports that could pose increasing problems for us and the rest of the domestic steel industry. Any such competition may have an adverse effect on our production, sales, operating margins, and profitability.

Our substantial amount of debt could materially and adversely affect our financial health in a number of ways, including limiting our ability to obtain additional financing and reducing our ability to use cash flow for purposes other than debt payments, and prevent us from fulfilling our obligations under our outstanding debt.

At March 31, 2004, we had $311.4 million of total debt, $756.1 million of total assets and $194.8 million of total stockholders' equity, and our total debt as a percentage of total capitalization was approximately 61.5%. All of our debt is secured by our and our subsidiaries' assets.

This debt could have material adverse consequences for you and for us, including but not limited to:

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  making it more difficult for us to satisfy our obligations with respect to our outstanding debt;

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  increasing our vulnerability to adverse economic and industry conditions or a downturn in our business;

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  limiting our ability to obtain additional financing;

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  requiring a substantial portion of our cash flow from operations to be used for debt payments and reducing our ability to use cash flow to fund working capital, capital expenditures, development projects, acquisitions, and other general corporate purposes;

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  requiring us to comply with restrictive covenants and limitations;

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  limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

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  placing us at a disadvantage to competitors with less debt or greater resources.

If we are unable to satisfy our obligations under our debt, it could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our and our subsidiaries' assets securing the debt.

We may not be able to generate sufficient cash flow to service our debt which could prevent us from fulfilling our obligations under our outstanding debt.

We may not be able to generate sufficient cash flow to service our debt, to repay our debt when due or to meet unanticipated capital needs. We plan to service interest payments on our debt with cash from operations. Our cash from operations, however, may not be sufficient to repay the principal of our debt when due.

Our ability to generate sufficient cash flow to satisfy our obligations will depend on our future performance, which is subject to many economic, political, competitive, regulatory, and other factors that are beyond our control. In addition, we face potential costs and liabilities associated with environmental compliance and remediation issues and the settlement of the labor dispute at the Pueblo mill. If cash from operations is not sufficient to satisfy our obligations, we may need to seek additional financing in the debt or equity markets, refinance our debt, sell selected assets or reduce or delay planned activities and capital expenditures. Any such financing, refinancing or sale of assets might not be available on economically favorable terms, if at all. If we cannot meet our debt service requirements an event of default would occur under our debt instruments. This could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our and our subsidiaries' assets securing the debt.

We face significant competition in our principal markets, and increased competition could reduce our gross margins and net income.

The principal markets that we serve are highly competitive. We compete with other steel manufacturers primarily on the basis of product quality, price, and responsiveness to customer needs. Many of our competitors are larger and have substantial capital resources. Consolidation of our competitors and the purchase by our competitors of assets of producers that have exited the industry has increased the size of some of our competitors. Foreign producers have had, and may in the future have, a significant impact on our ability to compete, depending upon various factors, including the level of domestic prices, global and regional steel demand, exchange rates, import restrictions, and foreign subsidies. While we are one of two established North American manufacturers of rail for the railroads, foreign suppliers compete with us in the domestic rail market. In addition, one United States steel company has announced that it plans to start shipping non-specialty rail sometime in 2004. Increased competition, especially combined with excess production capacity in some products, could force us to lower our prices or to offer increased services at a higher cost to us, which would reduce our gross margins and net income.

Unplanned repairs or equipment outages could interrupt production and reduce income or cash flow.

Our operations depend upon critical pieces of equipment, such as electric arc furnaces and semi-finished casters, that may occasionally be out of service due to routine scheduled maintenance or equipment failures. Any unplanned unavailability of critical equipment would interrupt our production capabilities and reduce our sales and profitability. Although we have not recently experienced any equipment failures that have resulted in the complete shutdown of a major portion of our steelmaking production for a significant period, we have experienced unscheduled equipment outages in the past and we could have material shutdowns in the future.

The resolution of pending environmental actions and our costs of compliance with environmental orders and regulations may materially and adversely affect our competitiveness and profitability.

We are subject to extensive federal, state, and local environmental laws and regulations concerning, among other things, wastewater, stormwater, air emissions, toxic use reduction and hazardous materials storage, handling, and disposal. Like other similar steel mills in the industry, the Pueblo mill generates, and the Portland mill has in the past generated, hazardous waste from the melting operation of the electric arc furnaces, primarily dust containing heavy metals. We are subject to increasingly stringent environmental standards, including those relating to air emissions, waste water and stormwater discharge and hazardous materials use, storage, handling, and disposal, and will likely be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. Furthermore, although we have established reserves for environmental remediation, the cost of remedial measures that might eventually be required by environmental authorities may exceed those reserves. In addition, additional environmental claims, requiring further remedial expenditures in excess of our reserves, might be asserted by environmental authorities or private parties. We also may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. Expenditures related to these matters could have a material adverse effect on our business.

Expenditures or proceedings of the nature described above, or other expenditures or liabilities resulting from hazardous substances located on our property or used or generated in the conduct of our business, or resulting from circumstances, actions, proceedings or claims relating to environmental matters, may have a material adverse effect on us by reducing profitability and cash available for other uses. At March 31, 2004, our financial statements reflected total accrued liabilities of $34.8 million to cover future costs arising from environmental issues relating to our properties. Our actual future expenditures, however, for installation of and improvements to environmental control facilities, remediation of environmental conditions existing at our properties and other similar matters cannot be conclusively determined and expenditures in excess of our accrual could have a material adverse effect on our business by reducing our profitability and cash available for other uses.

We own or have owned properties and conduct or have conducted operations at properties which have been assessed as contaminated with hazardous or other controlled substances or as otherwise requiring remedial action under federal, state or local environmental laws or regulations. As a result, we are subject to several actual or potential environmental remediation obligations and potential environmental related liabilities, including the following:

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  We entered into a Voluntary Clean-up Agreement with the Oregon Department of Environmental Quality ("DEQ") in May 2000 committing us to conduct a full remedial investigation of, whether and to what extent, past or present operations at the Portland mill might have affected sediment quality in the Willamette River. Based on preliminary findings, we are conducting a full remedial investigation ("RI"), including areas of investigation throughout the Portland mill, and we have committed to implement source control if required. Our best estimate for costs of the RI study is $853,000 over the next two years. Accordingly, we have accrued a liability of $853,000 as of March 31, 2004. Based on the results of the RI, the DEQ may require us to incur costs associated with additional phases of investigation, remedial action or implementation of source controls. While insurance is covering the costs of the investigation, subject to a standard reservation of rights, any additional actions we are required to take by the DEQ could cause us to incur costs either in excess of available insurance amounts or not covered by insurance, which could have a material adverse effect on our results of operations.

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  We, along with 68 other entities, have been identified by the United States Environmental Protection Agency ("EPA") in a general notice letter as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to contamination in a portion of the Willamette River that has been designated as the "Portland Harbor Superfund Site." The letter advised us that we may be liable for costs of remedial investigation and remedial action at the site, which liability, under CERCLA, may be joint and several with other PRPs. The letter also advised us that we may be liable for natural resource damages that may be associated with any releases of contaminants, principally at the Portland mill site, for which we have liability. We have agreed, along with nine other PRPs, to fund certain investigations relating to the environmental condition of the site and to the assessment of damages to natural resources. In connection with these matters, we could incur costs associated with remedial action, natural resource damage, and natural resource restoration, which could have a material adverse effect on our results of operations.

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  In connection with the acquisition of the Pueblo mill, our subsidiary, CF&I, accrued a liability of $36.7 million for environmental remediation related to the prior owner's operations. In addition, as part of the postclosure permit requirements for hazardous waste units at the Pueblo mill, CF&I must conduct a corrective action program for the 82 solid waste management units at the facility and continue to address projects on a prioritized corrective action schedule. At March 31, 2004, the accrued liability was $27.5 million, of which $24.2 million was classified as non-current in our consolidated balance sheet. If the cost of remediation exceeds our accrual, or if regulatory authorities decide to accelerate the corrective action program schedule, our results of operations could be materially and adversely affected.

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  In May 2000, the EPA issued a final determination that one of the two electric arc furnaces at the Pueblo mill was subject to federal New Source Performance Standards Subpart AA ("NSPS AA"). This determination was contrary to an earlier "grandfather" determination first made in 1996 by the Colorado Department of Public Health and Environment ("CDPHE"). CF&I appealed the EPA determination in the federal Tenth Circuit Court of Appeals. The issue has been resolved by entry of a Consent Decree on November 26, 2003, and the Tenth Circuit dismissed the appeal on December 10, 2003. In that Consent Decree and overlapping with the commitments made to the CDPHE, CF&I committed to the conversion to the new furnace (to be completed approximately 21 months after permit approval and expected to cost, with all related emission control improvements, approximately $25 million) and to pay approximately $450,000 in penalties and fund certain supplemental environmental projects valued at approximately $1.1 million, including the installation of additional pollution control equipment at the Pueblo mill. Under this settlement, and a related settlement with the CDPHE, we are subject to certain penalties if we fail to comply. As a result, we have incurred, and may in the future incur, additional penalties related to these matters. Such penalties may materially and adversely affect our results of operations and cash flows.

Approximately 755 of our employees belong to unions; any labor disruptions, work stoppages or significant negotiated wage increases could reduce our sales or increase our costs, and accordingly could have an adverse effect on our business.

Most of the employees at our Pueblo mill and our Camrose pipe mill belong to unions. Accordingly, CF&I and our 60%-owned subsidiary operating our Camrose pipe mill negotiate collective bargaining agreements with these unions. Any failure to reach agreement on new labor agreements when required might result in a work stoppage that could, depending upon the operations affected and the length of the work stoppage, have a material adverse effect on our operations. In addition, a contract may be renegotiated with significant increases in wages or other adverse economic terms, which would increase our costs and could reduce our profitability. Moreover, as part of the 2004 settlement with the Union, we will remain neutral, that is, we will not in any way, directly or indirectly, involve ourselves in any matter which involves the unionization of production and maintenance employees, starting on January 1, 2005 for the Portland mill and January 1, 2006 for the Napa pipe mill and Columbia Structural Tubing. Our unionized employees consist primarily of hourly production workers.

Senior management may be difficult to replace if they leave.

The loss of the services of one or more members of our senior management team or the inability to attract, retain and maintain additional senior management personnel could harm our business, financial condition, results of operations and future prospects. Our operations and prospects depend in large part on the performance of our senior management team, including our chief executive officer and president, James E. Declusin, our chief financial officer, L. Ray Adams, and the other members of the senior management team. We may not be able to find qualified replacements for any of these individuals if their services are no longer available. We do not have key man insurance on any executive.

Risks Relating to Our Common Stock

Certain provisions of our charter documents, Delaware law, and our stockholder rights plan could discourage potential acquisition proposals and could delay, defer or prevent a change in control of our company that our stockholders consider favorable and could depress the market value of our common stock.

Certain provisions of our certificate of incorporation and bylaws, provisions of the Delaware General Corporation Law, as well as our stockholder rights plan, could have the effect of deterring takeovers or delaying, deferring or preventing changes in control or management of our company that our stockholders consider favorable and could depress the market value of our common stock.

Our certificate of incorporation and bylaws provide for a classified board, that directors can only be removed for cause, and require advance notice of certain stockholder proposals and director nominations. These provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the stockholder's shares.

We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

In addition, we have adopted a stockholder rights plan. The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in our board of directors' opinion, would impair its ability to represent our stockholders' interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Future sales of our common stock could depress our market price and diminish the value of your investment.

Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If one of our existing stockholders sells a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that a stockholder might sell shares of common stock could depress the market for our common stock.

The price of our common stock may fluctuate substantially.

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

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  actual or anticipated fluctuations in our results of operations;

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  variance in our financial performance from the expectations of market analysts;

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  conditions and trends in the end markets we serve and changes in the estimation of the size and growth rate of these markets;

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  announcements of significant contracts by us or our competitors;

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  loss of one or more of our significant customers;

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  legislation;

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  changes in market valuation or earnings of our competitors;

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  trading volume of our common stock; and

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  general economic conditions.

In addition, the stock market in general, and the New York Stock Exchange and the market for steel companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by the indenture governing our 10% First Mortgage Notes due 2009 and by our credit facility. Consequently, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit.

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business, and our expectations or beliefs concerning future events. Statements made in this prospectus that are not statements of historical fact are forward-looking statements. In addition, from time to time, we and our representatives may make statements that are forward-looking. This section provides you with cautionary statements identifying important factors that could cause our actual results to differ materially from those contained in forward-looking statements made in this prospectus or otherwise made by us or on our behalf. You can identify these forward-looking statements by forward-looking words such as, but not limited to, "expect," "anticipate," "believe," "intend," "plan," "seek," "estimate," "continue," "may," "will," "would," "could," "likely," and similar expressions.

All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the steel industry. Others are more specific to our operations. The occurrence of any of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Because of such risks, uncertainties and assumptions, actual results may differ materially from expected results, and the forward-looking events described in the forward-looking statements may not occur. The following are some of the factors that could cause actual results to differ from our expectations:

  •
  changes in market supply and demand for steel, including the effect of changes in general economic conditions and imports;

  •
  changes in the availability and costs of steel scrap, steel scrap substitute materials, steel slab and billets and other raw materials or supplies used by us, as well as the availability and cost of electricity and other utilities;

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  downturns in the industries we serve, including the rail transportation, construction, capital equipment, oil and gas, and durable goods segments;

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  increased levels of steel imports;

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  our substantial indebtedness, debt service requirements, and liquidity constraints;

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  our highly leveraged capital structure and the effect of restrictive covenants in our debt instruments on our operating and financial flexibility;

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  availability and adequacy of our cash flow to meet our requirements;

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  actions by our domestic and foreign competitors;

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  unplanned equipment failures and plant outages;

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  costs of environmental compliance and the impact of governmental regulations;

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  risks related to pending environmental matters, including the risk that costs associated with such matters may exceed our expectations or available insurance coverage, if any, and the risk that we may not be able to resolve any matter as expected;

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  risks relating to our relationship with our current unionized employees and the possibility of future unionization at our Portland mill;

  •
  changes in our relationship with our workforce;

  •
  changes in United States or foreign trade policies affecting steel imports or exports; and

  •
  other factors disclosed under "Risk Factors" in this prospectus and that may be disclosed from time to time in our SEC filings or otherwise.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

USE OF PROCEEDS

The offered shares will be issued to the Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust in connection with the settlement of the labor dispute. See "Plan of Distribution." We will not receive any proceeds from the issuance of any of the shares to the Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust.

PLAN OF DISTRIBUTION

The offered shares will be issued to the Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust ("Trust"). The Trust is being formed to receive the offered shares in connection with the settlement of a labor dispute between us and the United Steelworkers of America. We will pay all expenses of registration and distribution of the shares to the Trust. We estimate that these expenses will be $64,754. We will not pay for any expenses of the Trust in connection with the distribution of the offered shares to the Trust.

During the fall of 2003, we began discussions with the United Steelworkers of America ("Union") to issue shares of our common stock in partial settlement of the dispute. Our expectation at the time was that the shares would be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D. However, in January 2004, the Union confirmed that they planned to form the Trust to hold the 4,000,000 shares for the benefit of the Union employees subject to the settlement. Therefore, we abandoned the offering to the Union at that time and before it was accepted. This prospectus supersedes any offering materials used in the abandoned offering to the Union.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, with the SEC in connection with this offering. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at "http://www.sec.gov." Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "OS" and all reports, proxy statements, and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

Our web site is "www.osm.com." We make available free of charge, on or through our web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our web site is not part of this prospectus.

INCORPORATION OF DOCUMENTS THAT WE FILE WITH THE SEC

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 1-9887) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than current reports furnished under Item 9 or Item 12 of Form 8-K):

        1.     Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

        2.     Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004; and

        3.     The description of our common stock contained in our Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

L. Ray Adams, Vice President, Finance
Oregon Steel Mills, Inc.
1000 SW Broadway, Suite 2200
Portland, Oregon 97205
(503) 223-9228

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus, or as otherwise set forth in the registration statement.

The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following expenses will be paid by the Registrant in connection with the distribution of the shares registered pursuant to this registration statement. The Registrant is not paying any of the Trust's expenses related to this offering. All of Registrant's expenses, except for the SEC registration fee and NYSE listing fee, are estimated.

SEC Registration Fee	$6,954
NYSE Listing Fee	44,300
Legal Fees and Expenses	5,000
Accountants' Fees and Expenses	6,000
Miscellaneous	2,500

Total	$64,754

Item 15. Indemnification of Directors and Officers.

The Company is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware (the "GCL") provides, in summary, that a corporation may indemnify a director, officer, employee or agent of a corporation (i) in the case of third-party claims, against certain expenses incurred by such person in connection with any action, suit or proceeding brought or threatened against such person by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) in the case of actions by or in the right of the corporation, against certain expenses incurred by such person in connection with the defense or settlement of such an action, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that, in the case of actions by or in the right of the corporation, if such person is adjudged to be liable to the corporation, no indemnification can be made unless a court determines that such person is fairly and reasonably entitled to indemnification. Indemnification also is authorized with respect to any criminal action or proceeding where, in addition to the criteria stated under (i) above, a director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful. Section 145 of the GCL furthermore provides that a corporation must indemnify a director, officer, employee or agent of the corporation to the extent that he or she is successful on the merits or otherwise in defending any of the actions, suits or proceedings described above.

The Registrant's Restated Certificate of Incorporation (the "Restated Certificate") and Bylaws provide for the indemnification by the Registrant of directors, officers, employees and agents to the fullest extent permitted by Section 145 of the Delaware GCL. Additionally, Section 145 of the Delaware GCL permits a corporation to purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability asserted against such persons and incurred by such persons, or arising out of such persons' status as such. The Registrant maintains an insurance policy covering its directors and officers against such liability.

The Registrant also has entered into indemnification agreements with certain directors and executive officers. The agreements provide that the Registrant will indemnify the director or officer to the fullest extent allowed by the Restated Certificate and applicable law. In addition, the agreements provide that the Registrant will indemnify the director or officer for all expenses and liabilities relating to any proceeding in which the director or officer is made a party by reason of being an agent of the Registrant. The agreements also provide for mandatory insurance coverage for the director or officer.

Section 102 of the Delaware GCL provides that a corporation, in its Certificate of Incorporation, may eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit and (4) unlawful payment of dividends or unlawful stock purchases or redemptions. The Restated Certificate provides for the elimination, to the fullest extent permitted by law, of personal liability of its directors for monetary damages for breach of fiduciary duty as a director. Reference is made to the Restated Certificate of Incorporation filed as exhibit 3.1 to our Form 10-Q for the period ended June 30, 2003.

Item 16. Exhibits.

See Exhibit Index on page following signatures.

Item 17. Undertakings.

  (a)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

  (b)
  We hereby undertake that:

  (i)
  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

  (ii)
  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (iii)
  For the purpose of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on July 26, 2004.

OREGON STEEL MILLS, INC.
/s/ JAMES E. DECLUSIN James E. Declusin, President and Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of L. Ray Adams and Jeff S. Stewart his true and lawful attorney-in-fact and agent, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent with full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Date: July 26, 2004	/s/ JAMES E. DECLUSIN James E. Declusin, President, Chief Executive Officer and Director (Principal Executive Officer)
Date: July 26, 2004	/s/ L. RAY ADAMS L. Ray Adams, Chief Financial Officer, Vice President — Finance and Treasurer (Principal Financial Officer)
Date: July 26, 2004	/s/ JEFF S. STEWART Jeff S. Stewart, Corporate Controller (Principal Accounting Officer)
Date: July 26, 2004	/s/ HARRY L. DEMOREST Harry L. Demorest, Director
Date: July 26, 2004	/s/ CARL W. NEUN Carl W. Neun, Director
Date: July 26, 2004	/s/ WILLIAM P. KINNUNE William P. Kinnune, Director
Date: July 26, 2004	/s/ DAVID L. PARKINSON David L. Parkinson, Director
Date: July 26, 2004	/s/ STEPHEN P. REYNOLDS Stephen P. Reynolds, Director
Date: July 26, 2004	/s/ WILLIAM SWINDELLS William Swindells, Chairman of the Board and Director
Date: July 26, 2004	/s/ FRANK M. WALKER Frank M. Walker, Director
Date: July 26, 2004	/s/ BRETT WILCOX Brett Wilcox, Director

Exhibit Index

Exhibit Number	Description of Exhibit
4.1	Registration Rights Agreement between the Company and Rocky Mountain Steel Mills-United Steelworkers of America Back Pay Trust.*
5.1	Opinion of Schwabe, Williamson & Wyatt, P.C. (and Consent).
9.1	Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust Agreement.*
23.1	Consent of Independent Registered Public Accounting Firm—KPMG LLP.
23.2	Consent of Independent Registered Public Accountants—PricewaterhouseCoopers LLP.
23.3	Consent of Schwabe, Williamson & Wyatt, P.C. is contained in Exhibit 5.1.
24.1	Powers of Attorney of directors and officers of the Registrant are included on the signature page of this Registration Statement

*
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
OUR COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS THAT WE FILE WITH THE SEC
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Exhibit Index